

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC



06012430

Our Ref: SIHL/ADR/06

6th April 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



SEC MAIL
RECEIVED
PROCESSING
APR 10 2006
WASH, D.C.
213
SECTION

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of press announcement dated 4th April 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

PROCESSED
APR 11 2006
THOMSON
FINANCIAL

M:\Kylie\Letter\Letter Format (363) Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong. Tel.: (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post
Publication Date : 6th April 2006



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

DISCLOSEABLE TRANSACTION
SHARE REFORM PLAN OF SHANGHAI INDUSTRIAL UNITED HOLDINGS CO., LTD.

The Company refers to its announcement dated 27th March 2006 on the Share Reform Plan. The Share Reform Plan has been finalized and will, subject to fulfillment of conditions, be carried out on the terms as stated in the announcement by the Company dated 27th March 2006 and will be proposed for consideration and approval by the shareholders of SI United at a general meeting of SI United to be convened on 24th April 2006.

SI United is held by the Company through Shanghai Industrial YKB, its indirect wholly-owned subsidiary, as to approximately 56.63%. After the transfers of shares in SI United by Shanghai Industrial YKB to the holders of A Shares on the basis of three Non-Tradable Shares for every ten A Shares held by each such holder under the Share Reform Plan, the percentage shareholding in SI United held by Shanghai Industrial YKB will be reduced to 43.62%. Based on the unaudited net asset value of SI United as at 30th September 2005, the Company will record an exceptional loss of approximately HK$200 million for the year ending 31st December 2006 for the transfer of shares in SI United pursuant to the Share Reform Plan.

As the revenue ratio under Chapter 14 of the Listing Rules for such reduction in shareholding in SI United held by Shanghai Industrial YKB exceeds 5% but is less than 25%, the reduction of shareholding in SI United pursuant to the Share Reform Plan constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules. The Company is required under the Listing Rules to publish this announcement and to issue a circular to its shareholders in respect of the reduction of shareholding in SI United pursuant to the Share Reform Plan. A circular containing, among other things, further details of such transaction will be despatched to the shareholders of the Company as soon as practicable.

Share Reform Plan

The Company announced on 27th March 2006 that under the Share Reform Plan, Shanghai Industrial YKB, an indirect wholly-owned subsidiary of the Company, would offer three Non-Tradable Shares to all holders of A Shares for every ten A Shares held by each such holder in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares held by Shanghai Industrial YKB into tradable A Shares. SI United is held by Shanghai Industrial YKB as to approximately 56.63% of its total issued share capital which comprises the entire issued Non-Tradable Shares.

The Share Reform Plan has been finalized and will, subject to fulfillment of conditions, be carried out on the terms as stated in the announcement by the Company dated 27th March 2006 and will be proposed for consideration and approval by the shareholders of SI United at a general meeting of SI United to be convened on 24th April 2006.

Conditions of the Share Reform Plan

The Share Reform Plan is subject to the following:–

1. the approvals of more than two-thirds of the voting rights of (i) all the shareholders of SI United and (ii) the holders of A Shares; and

2. all other necessary approval as may be required to be obtained in relation to the Share Reform Plan pursuant to the applicable legal requirements or provisions.

If any of such approvals cannot be obtained, the Share Reform Plan will not be implemented. There is no long stop date for fulfillment of the above conditions. The Company will issue a further announcement if the Share Reform Plan will not be implemented.

Undertakings

In connection with the Share Reform Plan, Shanghai Industrial YKB undertakes that:–

(i) it will after approval of the Share Reform Plan at a general meeting of shareholders of SI United, actively cooperate with the board of directors of SI United to implement the Share Reform Plan;

(ii) within 24 months from the Conversion Date, it will not trade or transfer the A Shares which are originally converted from Non-Tradable Shares and, within 12 months thereafter, it will not dispose of such A Shares representing more than 5% of the total number of shares of SI United on the Shanghai Stock Exchange and it will comply with the statutory disclosure requirements.

In addition, the Company undertakes that it will at the appropriate time transfer or inject its shareholding in Qingchunbao to SI United at a fair market price in accordance with applicable legal requirements and procedures. The Company currently has a 55% indirect equity interest in Qingchunbao. The Company will make disclosure of details of the proposed transfer of

The consolidated total asset value and the consolidated net asset value of SI United for the two years ended 31st December 2004 and the nine months period ended 30th September 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Audited Year ended 31st December 2003 *RMB'000*	Audited Year ended 31st December 2004 *RMB'000*	Unaudited Nine months ended 30th September 2005 *RMB'000*
Consolidated total asset value	2,649,814	3,039,560	2,982,919
Consolidated net asset value	1,570,533	1,641,586	1,681,773

The audited consolidated turnover of SI United for each of the two years ended 31st December 2003 and 31st December 2004 amounted to approximately RMB1,819,877,000 (equivalent to approximately HK$1,749,882,000) and RMB2,238,653,000 (equivalent to approximately HK$2,152,551,000) respectively.

Reasons for and Benefits of the Share Reform Plan

The implementation of the Share Reform Plan is in line with the prevailing development of the securities market of the PRC and will render the Non-Tradable Shares held by Shanghai Industrial YKB becoming freely transferable on the Shanghai Stock Exchange.

Qingchunbao is a manufacturer of Chinese medicinal products primarily based on natural herbal ingredients in mainland PRC. The Directors consider that the transfer of shareholding in Qingchunbao to SI United by the Company pursuant to its undertaking referred to above will serve the purpose of streamlining the corporate structure of the Group and consolidating the Group's corporate interests in the medical business.

The Directors believe that the terms of the Share Reform Plan are fair and reasonable and in the interests of the shareholders of the Company as a whole.

On the basis of offering three Non-Tradable Shares to each holder of A Shares for every ten A Shares held pursuant to the Share Reform Plan based on the unaudited net asset value of SI United as at 30th September 2005, the Company will record an exceptional loss of approximately HK$200 million for the year ending 31st December 2006. The Company has made provision for such anticipated exceptional loss in its accounts. The Directors consider that the Share Reform Plan will have no material adverse effect on the operations of the Group. Further information on the financial effect and impact to the Company in relation to the Share Reform Plan will be provided in the circular to be despatched by the Company to its shareholders.

Over half of the directors on the board of SI United are nominated by the Company and the Company controls the board of SI United. The Company has confirmed with its auditors that because there will be no change to the board of directors and management of SI United before and after completion

shareholding in Qingchunbao when the duty of disclosure under the Listing Rules arises.

Change in the Percentage Shareholding in SI United held by the Group

SI United is held by the Company through Shanghai Industrial YKB, its indirect wholly-owned subsidiary, as to approximately 56.63%. After the transfers of shares in SI United by Shanghai Industrial YKB to the holders of A Shares on the basis of three Non-Tradable Shares for every ten A Shares held by each such holder under the Share Reform Plan, the percentage shareholding in SI United held by Shanghai Industrial YKB will be reduced to approximately 43.62%.

The amount of Non-Tradable Shares disposed of by Shanghai Industrial YKB to the holders of A Shares amount to approximately 13.01% of the total issued share capital of SI United. The net asset value of the portion of shareholding in SI United being disposed of by Shanghai Industrial YKB under the Share Reform Plan is RMB218,812,000 (approximately HK$210,396,000) based on the unaudited consolidated balance sheet of SI United as at 30th September 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC.

Changes in Shareholding Structure of SI United

Under the Share Reform Plan, the percentage shareholding in SI United held by the Group will be reduced from 56.63% to 43.62%. The following are the changes in the shareholding structure of SI United before and after completion of the Share Reform Plan.

Before completion of the Share Reform Plan

Type of shares	No. of shares	Percentage of total issued share capital of SI United
Non-Tradable Shares (all held by Shanghai Industrial YKB)	173,580,341	56.63%
Tradable A Shares	132,932,010	43.37%
Total	306,512,351	100.00%

After completion of the Share Reform Plan

Type of shares	No. of shares	Percentage of total issued share capital of SI United
Non-Tradable Shares	Nil	Nil
Tradable A Shares held by Shanghai Industrial YKB (subject to non-disposal undertakings)	133,700,738	43.62%
Tradable A Shares held by other shareholders	172,811,613	56.38%
Total	306,512,351	100.00%

Information on SI United

SI United is a subsidiary owned by the Company as to approximately 56.63%, the A shares of which are listed on the Shanghai Stock Exchange. SI United and its subsidiaries are principally engaged in the manufacture and sale of biomedicine and commercial network operations.

Mr. Lu Ming Fang, Mr. Ding Zhong De (both being Directors) and Mr. Lu Shen (a former Director who resigned in December 2005) beneficially own 15,000 A Shares, 15,000 A Shares and 12,000 A Shares respectively, representing approximately 0.005%, 0.005% and 0.004% of the total issued share capital of SI United. To the best of the Director's knowledge, information and belief and having made all reasonable enquiries, the other holders of A Shares are third parties independent of and not connected with any of the directors, chief executive or substantial shareholders of the Group or any of their respective associates.

The consolidated profit before taxation and minority interests and the consolidated profit after taxation and minority interests of SI United for the two years ended 31st December 2004 and the nine months period ended 30th September 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:-

	Audited Year ended 31st December 2003 RMB'000	Audited Year ended 31st December 2004 RMB'000	Unaudited Nine months ended 30th September 2005 RMB'000
Consolidated profit before taxation and minority interests	140,314	175,527	149,301
Consolidated profit after taxation and minority interests	96,830	104,900	75,258

of the Share Reform Plan, SI United will remain controlled by the Company and will continue to be accounted for and consolidated in the audited consolidated accounts of the Company as subsidiary after completion of the Share Reform Plan.

General

The Group is principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology. Shanghai Industrial YKB is an investment holding company.

As the revenue ratio under Chapter 14 of the Listing Rules for disposal of shareholding in SI United held by Shanghai Industrial YKB under the Share Reform Plan exceeds 5% but is less than 25%, such reduction constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules. The Company is required under the Listing Rules to publish this announcement and to issue a circular to its shareholders in respect of the reduction of shareholding in SI United pursuant to the Share Reform Plan. A circular containing, among other things, further details of such transaction will be despatched to the shareholders of the Company as soon as practicable.

Definitions

"A Shares"	freely transferable shares of SI United
"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Conversion Date"	the date all Non-Tradable Shares have been converted into A Shares and obtained the right to be freely transferred pursuant to the Share Reform Plan
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-Tradable Shares"	non-freely transferable shares of SI United
"PRC"	the People's Republic of China
"Qingchunbao"	Chia Tai Qingchunbao Pharmaceutical Co., Ltd., a limited liability company established under the laws of the PRC and owned by the Group as to 55%
"SI United"	Shanghai Industrial United Holdings Co., Ltd., a joint stock limited company established under the laws of the PRC which is a subsidiary of the Company listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"Shanghai Industrial YKB"	Shanghai Industrial YKB Limited, a company incorporated under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
"Share Reform Plan"	the plan for conversion of all Non-Tradable Shares into tradable A Shares in exchange for an offer of Non-Tradable Shares to holders of A Shares proposed by Shanghai Industrial YKB, with further details as described in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purposes of this announcement, the exchange rate of HK$1 = RMB1.04 has been used where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 4th April 2006

As at the date of this announcement, the Board comprises:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis